Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended June 30,
	2018	2017
Income from continuing operations before income taxes	$488	$394
Add (deduct):
Fixed charges	104	96
Capitalized interest	(1)	—
Amortization of capitalized interest	4	4
Equity in earnings related to equity method investees	(19)	(15)
Distributions from investments in affiliates	17	13
Adjusted earnings	$593	$492
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$89	$82
Capitalized interest	1	—
Portion of rents representative of the interest factor	14	14
Total fixed charges	$104	$96
Ratio of earnings to fixed charges	5.7	5.1